UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	September	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Notice of Meeting and Record Date, dated September 15, 2008

Document 1

September 15, 2008

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
British Columbia Securities Commission
L'Autorité des marchés financiers

Dear Sirs:

RE:           CRYSTALLEX INTERNATIONAL CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	November 18, 2008
RECORD DATE FOR NOTICE:	October 10, 2008
RECORD DATE FOR VOTING:	October 10, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE:	October 10, 2008
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Somasundharem
Associate Manager, Trust Central Services

cc:   CDS & Co.  (Via Fax)

320 Bay Street, P.O. Box 1 ● Toronto, ON  M5H 4A6 ● Tel 416.643.5000 ●  www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	September 16, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer